Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I. Press Release

Rezolve Expands Board With Two Additional Members Bringing Experience In Payments, E-Commerce

SEE RESOLVE VIDEO HERE

London, UK January 31, 2022 Rezolve, a leader in mobile commerce and engagement, today announced the expansion of its board of directors with the addition of two new members, Dr Stephen Perry and Dr Derek Smith, who add depth and experience in the areas of payments and e-commerce.

“We are pleased to welcome Perry and Smith to the board,” said Dan Wagner, Rezolve’s chairman and CEO. “Their expertise in devising and implementing payments and e-commerce strategies across both Europe and Asia will extend the Board’s breadth of knowledge and experience, and will be a tremendous asset as we expand our presence globally in the coming years”.

Perry currently serves as a Board member or advisor to a number of disruptive companies in the payments and data analytics sectors, and has served as a Senior Advisor to Rezolve since 2019. He spent over 25 years at Visa Europe in a number of senior leadership roles, including 15 years as a member of the European Leadership Team.

“I am very excited to be joining the Board at Rezolve,” Perry said. “When I advise disruptive new companies, I always focus on what problem they are solving. It is very clear that Rezolve is solving a major problem for retailers around losing relationships with consumers. Rezolve is helping them to reengage with consumers and to build relationships through a mobile platform. In the constellation of fintech and mobile commerce businesses that I have engaged with over the past 10 years, it is really clear to me that Rezolve is the brightest emerging star.”

Smith brings a wealth of experience providing strategic advice to a variety of international companies, from start-ups to large enterprises. He began his career as an academic, with a BA and Phd in Economics from the University of Nottingham. He then spent 16 years with The Economist in various leadership roles, including President of Asia Pacific, and more recently Smith has served as a consultant, advisor and board member for a number of small and medium sized businesses.

“I was delighted when Dan approached me to join the board and I am very excited to be working with him,” Smith said. “Markets in Asia are very diverse and challenging, and I am impressed with Rezolve’s go-to-market model using intermediaries to get access both to the merchants and the final consumers. Rezolve’s approach of growing revenue very rapidly through these partners is the right strategy to win in the technology space, and I look forward to helping with implementation of this approach.”

On December 17, 2021, Rezolve announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company.  Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices in China, India, Taiwan, Germany, Spain and Mexico. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and
Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, Cayman NewCo, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Armada intends to file with the SEC that will include a prospectus of Cayman NewCo with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Cayman NewCo and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Cayman NewCo and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Cayman NewCo and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts
For Rezolve:

Investor Contact:
Kevin Hunt
RezolveIR@icrinc.com

Media Contact:
Urmee Khan
urmeekhan@rezolve.com
44-7576-094-040

Media Contact:
Edmond Lococo
ICR Inc.
RezolvePR@icrinc.com

A transcript of the video linked in the above press release appears below under Section II.

II. Video Transcript

Speaker 1

I'm Dr. Steve Perry, and I'm delighted to be joining the resolve board. My expertize is in retail, financial services and digital payments. And I've had 25 years of leadership roles at Visa Europe, in strategy, in finance, in commercial and latterly as chief digital officer in the constellation of financial services businesses that I've had the opportunity to engage

Speaker 1

with over the course of the last ten years. It's really clear to me that the brightest emerging star is resolve. The suite of resolved triggers that are available give retailers the opportunity to really engage in a new way with their consumer base.

Speaker 1

The question is what offers? What solutions will the retailers populate within those triggers? And that's how that they will engage with the consumers. So why I'm really excited by resolve is, first of all, it solves the problem that retailers have today around losing their relationship with consumers.

Speaker 1

But secondly, it takes the relationship to a new level by providing solutions, by giving permission to retailers to engage with consumers, particularly through geolocation. But the uniqueness of the audio, as well as the visual watermarks the advertising opportunities will excite consumers if the offers are exciting and that's in the hands of the retailers.

Speaker 1

What resolve will do is fundamentally or level up so that all retailers have the opportunity to engage where really only the big retailers and big brands can operate today. The lesson that I've learned from Visa, particularly as I was chief digital officer towards the end of my time there was that we need to be agile and quick

Speaker 1

. Don't just say those words act. And what I'm seeing with resolve is the ability to be both agile and to act. And that, for me, is the key lesson that I've learned and bring forward and will pursue at the resolve board.

Speaker 2

My name is Derek Smith. I'm obviously delighted to be joining the Board of Resolve. I'm delighted once again to be working with Dan Wagner, for whom I have a great deal of respect and who I have known for many, many years.

Speaker 2

I've had a very long experience. I started out as an academic, both here and in Australia. I then moved into Whitehall as a government economist for several years and then finally moved off into the private sector with the Economist Group.

Speaker 2

My basic skill set, I suppose, involves a great deal of international and focused business strategy, particularly in the technology area. I think the usual thing with technology the challenge, of course, is to make it all work seamlessly and in a way which makes the the various actors in the process able to cope with it.

Speaker 2

I think with resolve, the business challenge is finding partners with whom you can work to deliver across a vast, vast canvas to the end market. You're trying to get there because this is very much a consumer market that he's aiming at.

Speaker 2

But getting to a consumer market is a very expensive, difficult process, and I think the way he is package resolve up and the way he's dealt with intermediaries and to get access both to the merchants and indeed to the final consumers, I think is very impressive.

Speaker 2

He has understood very early on as many people did not in technology that the think it was that was really the crucial business issue was growth, revenue growth. And the old issue, of course, was always profit growth. But with technology has been demonstrated by many household names that first you go for the revenue growth and when you

Speaker 2

own the market, the profits follow. And I think that he's got he has the right strategy of resolve in trying to get to the market as soon as possible through these intermediaries. And that's what I find exciting about it.